May 28, 2026
To:     The Securities Commissions of all of the Provinces and Territories of Canada
Report of Voting Results
In accordance with section 11.3 of National Instrument 51-102 - Continuous Disclosure Obligations, this report briefly describes the matters voted upon and the outcome of the votes at the annual general meeting of shareholders of Alamos Gold Inc. (the “Company”) held on May 28, 2026.
Total Shares Voted:                329,215,496
Total Shares Issued and Outstanding:        419,965,411
Total Percentage of Shares Voted:        78.39%
1.Election of Directors
Each of the nominee directors listed in Alamos’ management proxy circular dated April 10, 2026 was elected as a director as set forth in the table below:

Name of Nominee	Vote For	%	Withheld Vote	%
J. Robert S. Prichard	297,714,206	98.53	4,444,583	1.47
Alexander Christopher	301,307,217	99.72	851,571	0.28
Elaine Ellingham	300,700,522	99.52	1,458,266	0.48
David Fleck	294,304,679	97.40	7,854,109	2.60
Serafino Tony Giardini	301,177,400	99.68	981,388	0.32
Claire Kennedy	295,592,954	97.83	6,565,835	2.17
Chana Martineau	301,146,284	99.66	1,012,504	0.34
John A. McCluskey	301,689,290	99.84	469,498	0.16
Richard McCreary	301,317,965	99.72	840,823	0.28
Monique Mercier	293,275,001	97.06	8,883,787	2.94
Shaun Usmar	301,231,017	99.69	927,771	0.31

Alamos Gold Inc.
Brookfield Place, 181 Bay Street, Suite 3910, Toronto, Ontario, M5J 2T3
Phone: 416.368.9932 Fax: 416.368.2934 Canada/US toll-free: 1.866.788.8801
www.alamosgold.com

2.Re-Appointment and Compensation of Auditors
KPMG LLP was appointed as the Company’s auditor and the directors were authorized to fix the auditor’s remuneration.

	Vote For	%	Withheld Vote	%
KPMG LLP	297,309,281	90.31	31,906,213	9.69

3.Approval of Approach to Executive Compensation
The non-binding advisory resolution approving the Company’s approach to Executive Compensation was passed.

	Vote For	%	Vote Against	%
Executive Compensation	287,644,419	95.20	14,514,366	4.80

2 | ALAMOS GOLD INC